Fuel Technology Products, Inc.
3199-D Airport Loop Drive
Costa Mesa, California 92626

March 15, 2013

VIA EDGAR AND E-MAIL

Ms. Anne Nguyen Parker
Branch Chief
United States Securities &
Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

RE:	FUEL TECHNOLOGY PRODUCTS, INC. REGISTRATION STATEMENT ON FORM S-1 FILE NO. 333-180718

Dear Ms. Parker:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) Fuel Technology Products, Inc., (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of its Registration Statement on Form S-1 in its entirety (File No. 333-180718) originally filed with the Securities & Exchange Commission (the “Commission”) on April 13, 2012. Our request for withdrawal includes all exhibits thereto (collectively, the “Registration Statement”).  The grounds for the withdrawal is that the board of directors decided to terminate the public offering as not practical at the present time. No securities were sold in the offering.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.  Please fax or e-mail a copy of the order to the undersigned at: Fax (775) 883-2723 or bill@fueltecplus.com.

If you have any questions regarding the foregoing application for withdrawal, please contact me at (949) 331-6770.

Very truly yours, /s/ William H. Marcel Fuel Technology Products, Inc. President